

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Avner Applbaum
Chief Financial Officer
Valmont Industries, Inc.
15000 Valmont Plaza
Omaha, Nebraska 68154

> **Re: Valmont Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 25, 2021**
> **Filed February 23, 2022**
> **File No. 001-31429**

Dear Avner Applbaum:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing